UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.20 per share
(Title of Class of Securities)

G2007L121
(CUSIP Number)

Matthew Bloom
General Counsel and Chief Compliance Officer
600 Washington Boulevard, Floor 11
Stamford, Connecticut 06901
(212) 672-7059
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2024**
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 12 is being filed solely to change the person authorized to receive notices and communications.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L121	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split (as defined herein) and the issuance of the New Shares (as defined herein), as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,099,874 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,099,874 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,099,874 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,854 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,854 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,854 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,142,728 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,142,728 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,142,728 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. This beneficial ownership percentage is calculated based on 4,891,002 Ordinary Shares expected to be outstanding after giving effect to each of the December 2023 Reverse Stock Split and the issuance of the New Shares, as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Schedule 13D
CUSIP No.: G2007L121	Page 9 of 10 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 12 to the Schedule 13D (“Amendment No. 12”) amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022, Amendment No. 2 filed with the Commission on February 27, 2023, Amendment No. 3 filed with the Commission on March 21, 2023, Amendment No. 4 filed with the Commission on April 27, 2023, Amendment No. 5 filed with the Commission on May 16, 2023, Amendment No. 6 filed with the Commission on June 16, 2023, Amendment No. 7 filed with the Commission on September 22, 2023, Amendment No. 8 filed with the Commission on November 7, 2023, Amendment No. 9 filed with the Commission on November 22, 2023, Amendment No. 10 filed with the Commission on December 8, 2023, and Amendment No. 11 filed with the Commission on February 5, 2024 (collectively, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.20 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 12 is being filed solely to change the person authorized to receive notices and communications on the first page of the Schedule 13D.

Schedule 13D
CUSIP No.: G2007L121	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

November 6, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).